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SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
1 (a) NAME OF ISSUER (Please type or print) Fortress International Group, Inc.	(b) IRS IDENT. NO. 20-2027651	(c) S.E.C. FILE NO. 000-51426
1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE
7226 Lee DeForest Drive, Suite 209 Columbia MD 21046			AREA CODE (410)	(e) TELEPHONE NO. 423-7300
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD John Morton III	(b) SS NO. IRS IDENT. NO N/A	(c) RELATIONSHIP TO ISSUER Affiliate	(c) ADDRESS STREET, CITY, STATE, ZIP CODE Same as the Issuer
INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.
3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Common Stock	Merrill Lynch Pierce, Fenner & Smith Inc. One Bryant Park, 28th Floor New York, NY 10036		50,000	$72,500 (8/23/10)	14,268,494	8/24/10	N/A

INSTRUCTIONS:
1.	(a) Name of Issuer	3.	(a) Title of the class of securities to be sold
	(b) Issuer's IRS identification number		(b) Name and address of each broker through whom the securities are intended to be sold
	(c) Issuer's SEC File Number, if any		(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d) Issuer's address, including zip code		(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior
	(e) Issuers telephone number, including area code		to the filing of this notice
2.	(a) Name of person for whose account the securities are to be sold		(e) Number of shares or other units of the class outstanding, or if debt securities the face amount
	(b) Such person's Social Security or IRS identification number		thereof outstanding, as shown by the most recent report or statement published by the issuer.
	(c) Such person's relationship to the issuer (e.g. officer, director, 10%		(f) Approximate date on which the securities are to be sold
	stockholder, or member of immediate family of any of the foregoing)		(g) Name of each securities exchange, if any, on which the securities are intended to be sold
(d) Such person's address, including zip code

TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	*	Awards under Equity Compensation Plan	Fortress International Group, Inc.	*	*	*

INSTRUCTIONS:       If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

REMARKS:  * The number of shares on the face of this Form 144 is the maximum number of shares the reporting person intends to sell at this time.  The shares were acquired by the reporting person from time to time under an equity compensation plan.

INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.  If each person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

August 24, 2010	/s/ John Morton III
DATE OF NOTICE	John Morton III

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1

The notice shall be signed by the person for whose account the securities are to be sold.  At least onecopy of the notice shall be manually signed.
Any copies not manually signed shall bear typed o  printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)